

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

April 21, 2016

Michael Minhong Yu
Chairman and Chief Executive Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

   **Re: New Oriental Education & Technology Group Inc.**
     **Form 20-F for Fiscal Year Ended May 31, 2015**
     **Filed September 25, 2015**
     **File No. 001-32993**

Dear Mr. Yu:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Celeste M. Murphy for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications